Mail Stop 4561

August 8, 2006

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

> **RE: White Mountain Titanium Corporation**
> **Amendment No. 4 to the Registration Statement on Form SB-2**
> **Filed July 17, 2006**
> **File No. 333-129347**

Dear Mr. Flower:

   We have reviewed your amended filing and have the following comments.

Form SB-2/A

Risk Factors

The prior issuance of 400,000 shares…, page 7

1.   Please refer to prior comment 1 from our letter dated June 27, 2006. We note your response and the addition of this risk factor in response to our prior comment. Please revise the text of this risk factor to specify the exemption from registration claimed for the May 2006 issuance of shares. Please note that we did not express a "belief" in our comment as to the intent of the investors at the time of issuance. We did, however, question the availability of the exemption from registration relied upon for the issuance based upon the facts provided. Please revise the text of this risk factor accordingly. Finally, clarify any material consequences to you if it is determined that you did not have an available a valid Securities Act exemption.

2.   Please tell us if you have undertaken a SFAS 5 analysis as to any contingent liability arising from the possible lack of availability of the exemption from registration for the issuance of the 440,000 shares and discussed the results of such analysis with your independent auditors. Tell us the conclusions of such analysis and whether or not your auditors agreed with such conclusions.

3.   Please refer to prior comment 2 from our letter dated June 27, 2006. We considered your supplement response letter on this comment dated July 5, 2006. We express no opinion as to the integration analysis that you provided; however, we do not believe that the principles of Black Box (as amplified by Squadron Ellenoff) are applicable to your facts.

Financial Statements

Note 8 – Capital Stock

4. We have reviewed your response to comment 4 of our letter dated June 27, 2006 and have the following additional comments:

    - We do not believe that the amendment to the Securities Purchase Agreement on May 5, 2006 has any bearing on the accounting for the warrants at their dates of issuance or in the accounting periods prior to the amendment. Using the formula set forth in the securities purchase agreement, you should compute the maximum amount of damages that would be paid if the terms of the agreement are not met. This calculation should be made without regard to any subsequent amendments. As previously requested, tell us the total amount of the maximum damages (not the subsequent settlement amount) possible under the arrangement, what percentage of the total proceeds this amount represents and how you considered whether the liquidated damage provisions cause the issuances of unregistered shares to represent an uneconomic settlement alternative analogous to that described in paragraph 16 of EITF 00-19. Be advised that this analysis is necessary to determine whether the warrants can be classified in equity instead of liabilities. That is, cash settlement is possible in cases where a holder exercises the warrant and does not received a registered share as stipulated in the agreement and liquidating damages do not compensate for not having a registered share. Your response should also discuss your consideration of EITF 05-4, including the views on this issue as outlined in Issue Summary No. 1 to EITF 05-4.

    - Your response notwithstanding, it remains unclear why you recorded the $330,000 liquidated damages settlement in the fourth quarter of 2005. As we understand the amended securities purchase agreement, and as you described in your response, your obligation to pay liquidated damages was conditioned on the occurrence of certain events, none of which appears to have occurred until the failure of the registration statement to go effective by January 31, 2006. We note from your response that the negotiations to limit liquidated damages did not begin until "mid January" and that final terms were not agreed to until May 2006. Your response states that you "provided for payment of 6 months damages in the 2005 financial statements based upon the negotiations underway." Tell us why you believe that this settlement represents a subsequent event requiring adjustment to the financial statements in 2005 when it appears that the conditions giving rise to this liability did not exist at the balance sheet date. Your response should describe your consideration of the two types of subsequent events and provide evidence to support your determination that the settlement represented a Type I event requiring adjustment of the financial statements as of December 31, 2005, including your consideration of SFAS 5.

- We note that because the settlement set forth the number of shares to be issued as consideration the settlement amount was recorded in additional-paid-in-capital rather than as a liability. Please tell us the basis in GAAP for not recording a liability to offset the $330,000 expense recorded in the fourth quarter of 2005.

- Your response indicates that "the preferred shareholders agreed to accept this amount as full settlement for all penalties the Company incurred for not reaching certain milestones" and that "the liquidating damages have been fully settled." The Second Amendment and Waiver to the Securities Purchase Agreement does not appear to delete the obligation to pay cash liquidated damages in the event that the registration statement is not effective by September 30, 2006. That is, it is our understanding that the provisions of Section 6.1(f)(ii) were amended to redefine the Required Effectiveness Date as September 30, 2006, however, it appears that the provision requiring the payment of cash liquidated damages was not deleted in the amendment. Please clarify and revise your disclosures to set forth potential liquidated damages that may be incurred in the future.

- We note from your response that the settlement with Rubicon and Phelps Dodge was signed on May 5, 2006, however, your disclosure in Note 8(a) continues to state that you reached an agreement on April 5, 2006. Revise your disclosure to state that the agreement was reached on May 5, 2006, the date on which the agreement was actually signed.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover

Brian Flower
White Mountain Titanium Corporation
August 8, 2006
Page 4

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
        Ronald N. Vance, P.C.
        Attorney at Law
        Telephone: (801) 359-9300